* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

VOTE BY INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) November 24, 2025.

CONTROL #

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY E-MAIL
Mark, sign and date your proxy card and send it to vote@vstocktransfer.com.

VOTE IN PERSON
If you would like to vote in person, please attend the Annual General Meeting on November 26, 2025, at 2:00 p.m. Singapore Time (November 26, 2025, at 1:00 a.m. Eastern Time) at the Company's principal office located at 3E Gul Circle, Singapore 629633.

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Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual General Meeting Proxy Card - Multi Ways Holdings Limited

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL DIRECTOR NOMINEES IN ITEM 1 AND "FOR" ITEMS 2, 3, 4, 5, 6, 7 AND 8.

Item 1

By a special resolution, to amend and restate the memorandum and articles of association of the company, to:
(i)create a board with three classes of directors, each class as nearly equal in number as the then total number of directors permits, and
(ii)set the term of each class of directors at three years, although as part of the process of setting up a staggered board, the initial terms of two classes of directors elected at this Meeting would be set at one year and two years, respectively. At each succeeding Annual General Meeting of shareholders beginning in 2026, the terms of one class of directors would expire and their successors would be elected to full three-year terms.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Item 2

By an ordinary resolution, to re-appoint five directors, Mr. Lim Eng Hock, Ms. Lee Noi Geck, Mr. Chan Chin Hoong, Mr. Wong Gang, and Mr. Tan Kok Chuah, to serve on the Company's board of directors (the "Board").

1A. Lim Eng Hock	☐ FOR	☐ AGAINST	☐ ABSTAIN
1B. Lee Noi Geck	☐ FOR	☐ AGAINST	☐ ABSTAIN
1C. Chan Chin Hoong	☐ FOR	☐ AGAINST	☐ ABSTAIN
1D. Wong Gang	☐ FOR	☐ AGAINST	☐ ABSTAIN
1E. Tan Kok Chuah	☐ FOR	☐ AGAINST	☐ ABSTAIN

Item 3

By an ordinary resolution, to approve the appointment of Onestop Assurance PAC as the Company's independent registered public accounting firm for the fiscal year ending in December 31, 2025.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Item 4

By an ordinary resolution, to amend and restate the Company's 2024 Equity Incentive Plan and authorize the issuance of up to 7,700,000 shares under the 2024 Equity Incentive Plan.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Item 5

By a special resolution, to
re-designate and re-classify the currently authorized ordinary shares from 10,000,000,000 ordinary shares, of a par value of $0.00025 each ("Ordinary Shares"), to (x) 8,000,000,000 class A ordinary shares, of a par value of $0.00025 each (1 vote per share) ("Class A Ordinary Shares"), (y) 1,000,000,000 class B ordinary shares, of a par value of $0.00025 each (50 votes per share) ("Class B Ordinary Shares"), and (z) 1,000,000,000 unissued ordinary shares of a par value of $0.00025 each into 1,000,000,000 unissued preferred shares of a par value of $0.00025 each ("Preferred Shares"), and re-designate and re-classify the currently issued 51,330,000 Ordinary Shares to 10,000,000 Class B Ordinary Shares, 41,330,000 Class A Ordinary Shares and 0 Preferred Shares, on a one for one basis.
(i)to amend and restate the memorandum and articles of association of the company to reflect the foregoing multi-class share structure and to set out the rights and privileges of the Class A Ordinary Shares, Class B Ordinary Shares, and Preferred Shares.

☐ FOR ☐ AGAINST ☐ ABSTAIN

(Continued and to be Signed on Reverse Side)

Multi Ways Holdings Limited
ANNUAL GENERAL MEETING
TO BE HELD ON NOVEMBER 26, 2025,
2:00 p.m. Singapore Time (November 26, 2025, at 1:00 a.m. Eastern Time)

Important Notice Regarding the Availability of Proxy Materials for the AGM:

Materials for this Meeting are available at:

https://ts.vstocktransfer.com/irhlogin/I-MULTIWAYSHOLDINGSLTD

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

Item 6

By an ordinary resolution, to approve a share consolidation of the Company's issued and unissued Ordinary Shares at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-fifty (50) (the "Range"), with the exact ratio to be set at a whole number within this Range to be determined by the Board in its sole discretion within one year after the date of passing of these resolutions. Fractional shares shall be rounded up to the next whole share.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Item 7

By an ordinary resolution, to approve the sale of 4.4% equity interest in Blissful Link Investments Limited held by the Company to its Mr. Lim Eng Hock, the Executive Director, Chairman and Chief Executive Officer of the Company.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Item 8

By an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five, Proposal Six and Proposal Seven.

☐ FOR ☐ AGAINST ☐ ABSTAIN

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the Annual Meeting, or any adjournment or postponement thereof.

The undersigned hereby appoints Lim Eng Hock as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Multi Ways Holdings Limited which the undersigned is entitled to vote at the Annual General Meeting of Shareholders and any adjournments or postponements thereof, as designated below.

If no designation is made, the proxy, when properly executed, will be voted "FOR" in Items 1, 2, 3, 4, 5, 6, 7 and 8.

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

Date	**Signature**	**Signature, if held jointly**
____________________	______________________________	______________________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT999 90.00